

FOR IMMEDIATE RELEASE

ELECTION OF BOARD OF DIRECTORS AND DIRECTORS' COMMITTEE, AND DIVIDEND DISTRIBUTION

(Santiago, Chile, April 23, 2010) Madeco S.A. ("Madeco" or "the Company") (Public, OTC: MADKY; prior NYSE ticker: MAD) reported today the following information to the *Superintendencia de Valores y Seguros* (Chilean Securities and Insurance Superintendency, or "SVS"):

The Company reports the election of its Board of Directors and Directors' Committee, and the approval of a dividend distribution after its Shareholders' Meetings and Board of Directors meeting both held on April 22, 2010.

Board of Directors

The directors elected in the Annual Shareholders' Meeting for a period of three years are as follows:

- Mr. Guillermo Luksic Craig
- Mr. Andrónico Luksic Craig
- Mr. Hernán Büchi Buc
- Mr. Francisco Pérez Mackenna
- Mr. Felipe Vergara Joannon
- Mr. Alejandro Ferreiro Yazigi
- Mr. Jorge Spencer Soublette

Among which Messrs. Alejandro Ferreiro Yazigi and Jorge Spencer Soublette are independent directors from the controller.

After the Shareholders' Meetings, the Company's Board of Directors appointed Mr. Guillermo Luksic Craig and Mr. Felipe Joannon Vergara, as Chairman and Vice-Chairman of the Board, respectively.

Directors' Committee

At the same Board's meeting were appointed as members of the Directors' Committee Messrs. Alejandro Ferreiro Yazigi and Jorge Spencer Soublette, as independent Directors and Mr. Francisco Pérez Mackenna.



Dividend No. 105

The Annual Shareholders' Meeting agreed a dividend payment of US$0.0052 per share. This dividend will be paid in Chilean pesos in accordance to the official exchange rate "Dólar Observado" published in the Official Gazette on April 22, 2010 (e.i. $523.94 CLP per dollar).

This dividend will be paid from May 3, 2010, to all Shareholders who are in the shareholders' register of April 26, 2010.

For further information contact:
Jose Luis Valdes M.
Head of Investor Relations
Tel.   : (56 2) 520-1388
Fax   : (56 2) 520-1545
E-mail   : ir@madeco.cl
Web Site   : www.madeco.cl

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Madeco formerly *Manufacturas de Cobre* MADECO S.A., was incorporated in 1944 as an open stock corporation according to Chilean law. Currently it has operations in Chile, Peru and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging for mass consumer products, such as foods, snacks and cosmetics. More information on www.madeco.cl

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today's date, including, but not limited to, changes in Company's strategy, or in capital spending, or reflect the occurrence of unanticipated events.